

Mail Stop 3720

February 22, 2017

Craig P. Coy
Chief Executive Officer
Command Security Corporation
512 Herndon Parkway, Suite A
Herndon, VA 20170

   Re: Command Security Corporation
     Form 10-K for Fiscal Year Ended March 31, 2016
     Filed June 27, 2016
     Form 10-Q for Fiscal Quarter Ended Dec. 31, 2016
     Filed February 13, 2017
     File No. 001-33525

Dear Mr. Coy:

  We have reviewed your filings and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, pages 15-17

1. We note a significant increase in accounts receivable of $8.7 million and a similar increase of $8.6 million on your revolving line of credit at December 31, 2016. Please tell us and disclose how you intend to meet working capital needs given your reliance on and the reduced available capacity of $5.3 million on your revolving line of credit at February 6, 2017. In your response, please discuss the factors that are impacting the collectability of your accounts receivables and management's plans if the revolving line

Craig P. Coy
Command Security Corporation
February 22, 2017
Page 2

of credit is not extended beyond March 31, 2017. Please refer to Commission Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications